June 17, 2008
Our Ref. No. 200821102
Cabot Wellington, LLC
File No. 801-54670

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Your letter dated January 18, 2008 requests our assurance that we would not recommend enforcement action to the Securities and Exchange Commission (the "Commission") under section 7 of the Investment Company Act of 1940, as amended (the "1940 Act"), against private investment funds that qualify for the exclusion from the definition of investment company set forth in section 3(c)(7) of the 1940 Act (the "Section 3(c)(7) Funds"), if several family funds that are currently qualified purchasers under section 2(a)(51)(A)(ii) of the 1940 Act (the "CW Funds") invest in the Section 3(c)(7) Funds, notwithstanding that the family office's executive director, who primarily is responsible for the family office's investment decisions, and who is a qualified purchaser and a knowledgeable employee of the CW Funds, but is not related to the family members invested in the CW Funds, is an investor in the CW Funds.

FACTS

You state the following: Cabot Wellington, LLC ("CW") is an investment adviser registered with the Commission and has over $500 million in assets under management. It provides investment management, recordkeeping, and other services to family members of Thomas D. Cabot and Virginia Wellington Cabot. CW also manages the CW Funds.[1] The CW Funds are open only to Cabot family members.

Each CW Fund is currently a qualified purchaser under section 2(a)(51)(A)(ii) of the 1940 Act because (i) each CW Fund owns not less than $5 million in investments, and (ii) each owner of a CW Fund is related as described in clause (ii) of section 2(a)(51)(A).[2] None of the CW Funds was established for the specific purpose of investing in a Section

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[1] Each of the CW Funds relies on section 3(c)(1) of the 1940 Act, which generally excludes from the definition of investment company "[a]ny issuer whose outstanding securities (other than short-term paper) are beneficially owned by not more than one hundred persons and which is not making and does not presently propose to make a public offering of its securities."

[2] None of the CW Funds owns $25 million in investments, and accordingly, they cannot be qualified purchasers under section 2(a)(51)(A)(iv) of the 1940 Act.

3(c)(7) Fund,[3] and not all of the persons who have contributed assets to the CW Funds are qualified purchasers.[4]

CW's Executive Director, R. Angus West, primarily is responsible for CW's investment decisions. Mr. West is not related to the Cabot family by blood or marriage. Mr. West is a qualified purchaser under section 2(a)(51)(A)(iv) of the 1940 Act.[5] He also is a "knowledgeable employee" of the CW Funds as defined in rule 3c-5 under the 1940 Act because he manages the investment activities of the CW Funds.[6] Mr. West has close relationships with the Cabot family due to the nature of his position as Executive Director. The CW family investment committees would like Mr. West to invest in the CW Funds. You are concerned about the impact of such an investment by Mr. West on the status of the CW Funds as qualified purchasers.

ANALYSIS

Section 3(c)(7) of the 1940 Act excludes an issuer from the definition of investment company provided, in pertinent part, that the outstanding securities of the issuer are owned exclusively by persons who, at the time of acquisition of such securities, were "qualified purchasers." Section 2(a)(51)(A) creates four categories of qualified purchasers that are eligible to invest in Section 3(c)(7) Funds "based on minimum standards of financial sophistication."[7] As relevant here, section 2(a)(51)(A)(ii) defines a

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[3] See rule 2a51-3 under the 1940 Act, stating that "a company shall not be deemed to be a qualified purchaser if it is formed for the specific purpose of acquiring the securities offered by a company excluded from the definition of investment company by section 3(c)(7) of the [1940] Act unless each beneficial owner of the company's securities is a qualified purchaser."

[4] See also section 2(a)(51)(A)(iii) of the 1940 Act, which applies specifically to any trust that is not covered by clause (ii) of section 2(a)(51)(A) and that was not formed for the specific purpose of acquiring the securities offered, as to which the trustee or other person authorized to make investment decisions for the trust, and each settler or other person who has contributed assets to the trust, is a qualified purchaser.

[5] Telephone conversations between Holly Hunter-Ceci of the staff and Jeffrey D. Collins of Foley Hoag LLP on March 31, 2008 and April 4, 2008.

[6] See rule 3c-5 under the 1940 Act. The rule provides in relevant part that, for purposes of determining the number of beneficial owners of a company that qualifies for the exclusion from the definition of investment company in section 3(c)(1) of the 1940 Act, securities beneficially owned by "knowledgeable employees" are excluded.

[7] The exclusion provided by section 3(c)(7) reflects Congress' recognition that financially sophisticated investors are in a position to appreciate the risks associated with certain investment pools and do not need the protection of the 1940 Act. S. Rep. No. 293, 104th Cong., 2d Sess. 10 (1996) ("Generally, these investors can evaluate on their own behalf matters such as the level of a fund's management fees, governance provisions, transactions with affiliates, investment risk, leverage, and redemption rights.")

qualified purchaser to include "any company that owns not less than $5,000,000 in investments[8] and that is owned directly or indirectly by or for 2 or more natural persons who are related as siblings or spouse (including former spouses), or direct lineal descendants by birth or adoption, spouses of such persons, the estates of such persons, or foundations, charitable organizations, or trusts established by or for the benefit of such persons."

You are concerned that if Mr. West invests in the CW Funds, then the CW Funds may no longer be able to rely on section 2(a)(51)(A)(ii) of the 1940 Act because they would not be owned exclusively by persons who satisfy the section's family relationship requirements.[9] However, you believe that there is no harm associated, and considerable benefit, in allowing Mr. West to invest in the CW Funds. You assert that allowing Mr. West to participate in the CW Funds' investments would align his financial interests with those of the Cabot family. You note that it is typical in the investment fund industry for individuals to invest in the funds that they manage. You contend that permitting investment managers to align their interests by participating in the funds that they manage is recognized and promoted by rule 3c-5 under the 1940 Act.[10]

You note that Mr. West may invest in the CW Funds as a knowledgeable employee without being counted as a beneficial owner with respect to the CW Funds' section 3(c)(1) status under the 1940 Act and that Mr. West may invest separately in a Section 3(c)(7) Fund in his own capacity as a qualified purchaser. You argue further that Mr. West is more than just a knowledgeable employee because he is the Executive Director of the entire CW family office. As Executive Director, he primarily is responsible for overseeing CW and the management of the CW Funds. You assert that Mr. West has close relationships with the Cabot family because of the nature of his position and that the CW family investment committees have requested that he invest in the CW Funds. You argue that in light of Mr. West's financial sophistication and his close relationship to the Cabot family, it is appropriate to treat a CW Fund as a qualified purchaser if it includes investments by Mr. West.

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[8] Rule 2a51-1(b) under the 1940 Act generally defines investments as including certain securities, real estate, commodities and interests therein, financial contracts, and cash and cash equivalents.

[9] See Meadowbrook Real Estate Fund, SEC Staff No-Action Letter (Aug. 26, 1998) ("We believe that Congress intended that all economic interests in a company that relies on Section 2(a)(51)(A)(ii) be held exclusively by persons who satisfy the family relationship requirements of that section.")

[10] See, e.g., Privately Offered Investment Companies, Investment Company Act Release No. 22597 (Apr. 3, 1997) (stating that Congress's directive in the National Securities Markets Improvement Act of 1996 that culminated in proposed rule 3c-5 "appears to be intended to encompass all persons who actively participate in the management of a fund's investments").

Based on your facts and representations, we would not recommend that the Commission take enforcement action under section 7 of the 1940 Act against a Section 3(c)(7) Fund that treats a CW Fund as a qualified purchaser if Mr. West invests in such CW Fund under the circumstances described above. In taking this position, we note in particular that: 1) the CW family investment committees would like Mr. West to align his interests with the CW Funds; 2) Mr. West, as Executive Director of the CW family office, is primarily responsible for all of the Cabot family's investment decisions; and 3) Mr. West is both a knowledgeable employee of the CW Funds and a qualified purchaser in his own right.

This letter expresses the Division's position on enforcement action only and does not purport to express any legal conclusion on the issues presented. Because our position is based on the facts and representations in your letter, you should note that any different facts or representations may require a different conclusion.

Holly Hunter-Ceci

Holly Hunter-Ceci
Attorney-Adviser

FOLEY
HOAG LLP
ATTORNEYS AT LAW

Jeffrey D. Collins
Boston Office
617.832.1265
jcollins@foleyhoag.com

January 18, 2008

.pdf File via E-Mail **ICA Section 2(a)(51)(A)(ii)**

Securities and Exchange Commission
Office of Chief Counsel
Division of Investment Management
100 F Street, NE
Washington, DC 20549-5030
Attn: Ms. Linda Schneider

Re: Cabot Wellington, LLC- Request for Confirmation under Sections 2(a)(51)(A)(ii) and 3(c)(7) of the Investment Company Act of 1940 Relating to the Ability of the Non-Family Member Executive Director of a Family Office to Invest in the Family Office's own Funds while allowing the funds to continue to qualify as Qualified Purchasers as "Family Companies"

Ladies and Gentlemen:

We are counsel to Cabot Wellington, LLC ("CW"), a Delaware limited liability company that offers investment management, investment record keeping and other non-investment services to members of the family of Thomas D. Cabot and Virginia Wellington Cabot. CW is registered with the Securities and Exchange Commission as an investment adviser (SEC number 801-54670). We are writing to request confirmation that the Staff of the Division of Investment Management will not recommend that the Securities and Exchange Commission take any enforcement action if R. Angus West, as Executive Director of CW, proceeds in the manner described below and invests in any of the CW funds that currently qualify as "Qualified Purchasers" under Section 2(a)(51)(A)(ii) of the Investment Company Act of 1940 (the "Act"). We are familiar with the no-action position taken by the Division of Investment Management in American Bar Association Section of Business Law (pub. avail. April 22, 1999) regarding knowledgeable employees but believe a novel issue is presented here because Mr. West's potential investment does not threaten the exemption of the CW funds, which themselves rely on the exemption under Section 3(c)(1) of the Act, but rather their ability to qualify as Qualified Purchasers and be able to invest in other funds which are relying on Section 3(c)(7) of the Act.

B3433474.5

Background

CW, an SEC registered adviser with over $500 million under management, is a family office and all of its clients are members of the Thomas D. Cabot family, except for Mr. West and his immediate family. CW manages a number of private pooled investment vehicles open only to Cabot family members in order to facilitate investment by the family members in other funds managed by third parties. In other words, these are family "funds of funds" (the "CW Funds"). The CW Funds are all exempt from registration under the Act pursuant to Section 3(c)(1) of the Act. In many cases, the funds in which the CW Funds invest are relying on the exemption under 3(c)(7) of the Act, which requires all investors (including the CW Funds) to be Qualified Purchasers. In qualifying as a Qualified Purchaser the CW Funds have historically relied on Section 2(a)(51)(A)(ii) of the Act which defines Qualified Purchaser as "any company that owns not less than $5,000,000 in investments and that is owned directly or indirectly by or for 2 or more natural persons who are related as siblings or spouse (including former spouses), or direct lineal descendants by birth or adoption, spouses of such persons, the estates of such persons, or foundations, charitable organizations, or trusts established by or for the benefit of such persons."

CW conducts the investment process for its core investment management service through the work and interaction of its investment committees, its outside investment advisor and Mr. West, the Executive Director. As Executive Director, Mr. West is primarily responsible for all CW investment decisions. CW investment management is available to "family members" which include the lineal descendants of Thomas D. and Virginia W. Cabot and their spouses, and to Mr. West and his immediate family. Mr. West is not related to the Cabot family by blood or marriage, however.

As Executive Director, Mr. West has managed the CW Funds for the past six years. Mr. West is both an "accredited investor," as defined in Rule 501 of Regulation D of the Securities Act of 1933, and a "knowledgeable employee" of CW, as defined in Rule 3c-5 of the Act. In order better to align the interests of the Executive Director and the investors in the CW Funds, CW wishes to allow Mr. West to invest in the CW Funds that he manages. However, without the no-action relief requested here, doing so would preclude the CW Funds from qualifying as a Qualified Purchaser under Section 2(51)(A)(ii). None of the CW Funds has $25 million in investments, and accordingly, they cannot qualify as a Qualified Purchaser under Section 2(a)(51)(A)(iv) of the Act. Moreover, all of the investors in the CW Funds are not all themselves Qualified Purchasers, so the CW Funds cannot qualify as Qualified Purchasers under Rule 2a51-3(b) of the Act.

Discussion

In American Bar Association Section of Business Law (pub. avail. April 22, 1999), the Division of Investment Management specifically addressed the qualifications of knowledgeable employees as defined in Rule 3c-5 of the Act. Rule 3c-5 permits knowledgeable employees of a Section 3(c)(1) Fund to acquire securities issued by that Fund without being counted as beneficial owners of the Fund for purposes of the 100-owner limit and knowledgeable employees of a Section 3(c)(7) Fund to acquire securities issued by that Fund without being Qualified Purchasers. The Division wrote: "Rule 3c-5 was promulgated pursuant to Congress' directive that the Commission prescribe rules permitting knowledgeable employees of a Section 3(c)(1) Fund or a Section 3(c)(7) Fund to own securities issued by the Fund without the Fund losing its exclusion under Section 3(c)(1) or 3(c)(7)." Rule 3c-5 generally defines a knowledgeable employee of a Section 3(c)(1) Fund to include "certain executives of the Fund or an Affiliated Management Person of the Fund...provided that the employees have been performing these functions and duties for, or on behalf of, the Fund…for at least 12 months."

Mr. West qualifies as a knowledgeable employee under Rule 3c-5 but the Division of Investment Management's analysis did not focus on how an investment by the knowledgeable employee would affect the analysis under the Act of a Section 3 (c)(1) Fund that utilizes the family company definition of a Qualified Purchaser to invest in other funds relying on Section 3(c)(7). Participation of a knowledgeable employee in Mr. West's position in an entity should not preclude reliance on the family company portion of Section 2(a)(51) of the Act based on the same considerations as underlie Rule 3c-5. It is very typical in the investment fund industry for the individuals associated with managing a fund to invest in the fund, a practice recognized and promoted by Rule 3c-5. In this situation, absent receipt of no-action relief, Mr. West cannot invest due to the need for the CW Funds to qualify under Section 2(a)(51)(A)(ii).

We believe that there is no harm associated, and considerable benefit, in allowing Mr. West to invest in the CW Funds while still allowing the Funds to represent to other funds relying on Section 3(c)(7) that the CW Funds are family companies under Section 2(a)(51)(A)(ii).

Mr. West is more than just a knowledgeable employee; he is in fact the long-tenured Executive Director of the entire CW family office, whose responsibilities include primary investment oversight for CW and its funds. By the nature of his position Mr. West has close relationships with the members of the Cabot family. Allowing Mr. West to invest in the CW funds would further align his interests with those of the current investors and is desired by both Mr. West and the CW family investment committees. In order to best serve CW and its family of funds, we believe that Mr. West should be allowed to invest in CW's investment vehicles and align his financial interests with those of the funds by having him invest in the vehicles he manages and that Mr. West's investment should not preclude the CW Funds from maintaining their status as family companies and their designation as a Qualified Purchaser. In the absence of such relief, either (a) Mr. West will be precluded from investing or (b) the CW Funds will be unable to invest in 3(c)(7) funds managed by third parties, severely restricting their investment options.

Request for Confirmation

On behalf of CW, we respectfully request confirmation from the Division of Investment Management that it will not recommend that the Commission take any enforcement action against CW, its employees or any fund in which a CW Fund invests if CW, or any of its funds, represents that a CW Fund is a qualified purchaser under the Act as a family company, pursuant to Section 2(a)(51)(A)(ii), while Mr. West holds an investment in the CW Funds. This request is based on the fact that Mr. West operates as the Executive Director of CW, and is not merely a standard knowledgeable employee, and we specifically are limiting our request for relief to Mr. West. We will not extend any relief granted hereunder to any other employee of CW, other than a successor to Mr. West as Executive Director, without consent of the Staff.

If you require any further information relating to this matter, please do not hesitate to contact the undersigned at (617) 832-1265. If for any reason you believe that you are not able to give the confirmation requested, we respectfully request the opportunity to discuss this letter with you before you give any written response to this letter.

Sincerely,

Jeffrey D. Collins, Esq.

Jeffrey D. Collins, Esq.

cc: William C. Hutchinson, Esq.
Peter M. Rosenblum, Esq.

END